--------------------------------------------------------------------------------
SEC 1745  Potential persons who are to respond to the collection of information
(02-02) contained in this form are (02-02) not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------


                                                             OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response. . . 11



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 NATUZZI S.p.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  63905A 10 1**
         --------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------
** American Depositary Shares each representing one Ordinary Share.

CUSIP No. 63905A 10 1

1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
          Pasquale Natuzzi*

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) X

3.  SEC Use Only

4.  Citizenship or Place of Organization
          Italian

Number of
Shares                5.     Sole Voting Power
Beneficially                     26,064,906**
Owned by
Each Reporting        6.     Shared Voting Power
Person With                      0

                      7.     Sole Dispositive Power
                                 26,064,906**

                      8.     Shared Dispositive Power
                                 0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
          26,064,906**

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
          Not Applicable

11. Percent of Class Represented by Amount in Row (9)
          47.7%

12. Type of Reporting Person (See Instructions)
          IN

--------------
* As of December 16, 2003, Pasquale Natuzzi holds his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 American Depositary Shares) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Pasquale Natuzzi.
** Members of Pasquale Natuzzi's immediate family own 2,800,002 shares of Natuzzi S.p.A. Pasquale Natuzzi disclaims beneficial ownership of the shares of Natuzzi S.p.A. owned by members of his immediate family.

                                 SCHEDULE 13G/A
Item 1.
             (a)    Name of Issuer

                    Natuzzi S.p.A.

             (b)    Address of Issuer's Principal Executive Offices

                    Via Iazzitiello, 47
                    70029 Santeramo
                    Italy

Item 2.
             (a)    Name of Person Filing

                    Pasquale Natuzzi*

             (b)    Address of Principal Business Office or, if none, Residence

                    Via Iazzitiello, 47
                    70029 Santeramo
                    Italy

             (c)    Citizenship

                    Italian

             (d)    Title of Class of Securities

                    Ordinary Shares, Euro 1 par value (the "Ordinary Shares")

             (e)    CUSIP Number

                    63905A 10 1 (American Depositary Shares each representing one Ordinary Share)

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             Not Applicable


--------------
* As of December 16, 2003, Pasquale Natuzzi holds his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 American Depositary Shares) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Pasquale Natuzzi.

Item 4.      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)    Amount beneficially owned: 26,064,906.*

             (b)    Percent of class:  47.7%.

             (c)    Number of shares as to which the person has:
                      (i)   Sole power to vote or to direct the vote
                            26,064,906.*
                      (ii)  Shared power to vote or to direct the vote 0.
                      (iii) Sole power to dispose or to direct the disposition
                            of 26,064,906.*
                      (iv) Shared power to dispose or to direct the disposition of 0.

Item 5.      Ownership of Five Percent or Less of a Class

             Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable**

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

             Not Applicable

Item 8.      Identification and Classification of Members of the Group

             Not Applicable

Item 9.      Notice of Dissolution of Group

             Not Applicable

Item 10.     Certification

             Not Applicable



--------------
* Members of Pasquale Natuzzi's immediate family own 2,800,002 shares of Natuzzi S.p.A. Pasquale Natuzzi disclaims beneficial ownership of the shares of Natuzzi S.p.A. owned by members of his immediate family.
** As of December 16, 2003, Pasquale Natuzzi holds his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 American Depositary Shares) through INVEST 2003 S.r.l., an Italian holding company (having its registered office at Via Gobetti 8, Taranto, Italy) wholly-owned by Pasquale Natuzzi.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 February 13, 2004
                                                 -----------------
                                                        Date

                                                /s/ PASQUALE NATUZZI
                                                --------------------
                                                  Pasquale Natuzzi